SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                                TOOLEX-ALPHA NV
                               (NAME OF ISSUER)


                           ORDINARY SHARES NLG 0.05
                        (TITLE OF CLASS OF SECURITIES)


                                   N8715N103
                                (CUSIP NUMBER)

   Check the following box if a fee is being paid with this statement  [  ]



        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NUMBE ROF ABOVE PERSON

             NATIONAL WESTMINSTER BANK PLC
             13-563460

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)   [ ]

               (b)   [X]

        3    SEC USE ONLY

        4    CITIZENSHIP OR PLACE OF ORGANISATION

                 ENGLAND

            NUMBER OF         5    SOLE VOTING POWER
             SHARES                   0
            OWNED BY          6    SHARED VOTING POWER
              EACH                    1,670,082
            REPORTING         7    SOLE DISPOSITIVE POWER
             PERSON                    0
              WITH            8    SHARED DISPOSITIVE POWER
                                       1,670,082


        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,670,082

       10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES
                                                [ ]

       11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               8.5%

       12    TYPE OF REPORTING PERSON
              BK, HC


Item 1   (a)   Name of Issuer:

               TOOLEX-ALPHA NV

         (b)   Address of Issuer's Principal Executive Office:

               STRAWINSKYLAAN 2001
               1077 ZZ AMSTERDAM
               THE NETHERLANDS

Item 2   (a)   Name of Person Filing:

               NATIONAL WESTMINSTER BANK PLC

         (b)   Address of Principal Business Office:

               41 LOTHBURY
               LONDON EC2P 2BP
               ENGLAND

         (c)   Citizenship (i.e. Place of Organisation)

               ENGLAND

         (d)   Title of Class of Securities:

               ORDINARY SHARES NLG 0.05

         (e)   CUSIP Number

               N8715N103


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a)   [ ]   Broker or Dealer registered under Section 15
                     of the Act

         (b)   [ ]   Bank as defined in Section 3(a)(6) of the
                     Act

         (c)   [ ]   Insurance Company as defined in Section
                     3(a)(19) of the Act

         (d)   [ ]   Investment Company registered under Section
                     8 of the Investment Company Act

         (e)   [ ]   Investment Adviser registered under Section
                     203 of the Investment Advisers Act of 1940

         (f)   [ ]   Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see S 240.13d-1(b)(1)(ii)(F)

         (g)   [x]   Parent Holding Company, in accordance with
                     S 240.13d-1(b)(1)(ii)(G)

         (h)   [ ]   Group, in accordance with
                     S 240.13d-1(b)(1)(ii)(H).


Item 4         Ownership.

         (a)   Currently Beneficially Owned:

               1,670,082


         (b)   Percent of Class:

               8.5%


         (c)   Number of Shares as to which such person has:

                     (i)   sole power to vote or to direct the vote

                           0

                     (ii)  shared power to vote or to direct the vote

                           1,670,082

                     (iii) sole power to dispose or to direct the disposition
                           of

                           0

                     (iv) shared power to dispose or to direct the disposition of

                           1,670,082

Item 5         Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6         Ownership of more than Five Percent on behalf of another person

               NATWEST VENTURES INVESTMENTS LTD


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               NATWEST VENTURES INVESTMENTS LTD

               IA


Item 8         Identification and Classification of Members of the Group

               Not applicable


Item 9         Notice of Dissolution of the Group

               Not applicable


Item 10        Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 12, 1997

NATIONAL WESTMINSTER BANK PLC

BY:            Signed by David Brian Maycock

NAME:          David Brian Maycock

TITLE:         Director of Group Compliance




                                   SIGNATURE















Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).